Exhibit 99.1

TransAlta Reports Fourth Quarter and Full Year 2018 Results

CALGARY, Feb. 27, 2019 /CNW/ - Fourth Quarter 2018 Highlights

•	Funds from Operations of $217 million or $0.76 per share was consistent with 2017
•	Free Cash Flow at $98 million, or $0.34 per share
•	Consistent financial performance to 2017

Full Year 2018 Highlights

•	Funds from Operations up 15% to $927 million, or $3.23 per share
•	Free Cash Flow up 60% to $524 million, or $1.83 per share
•	FFO / Debt ratio continues to be within our target range of greater than 20 per cent

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported strong financial and operating performance for 2018, including the highest free cash flow ("FCF") in recent years.  During the year, the Company successfully executed on its strategy to advance the coal-to-gas conversions, further strengthened its balance sheet, and grew TransAlta Renewables.

Financial results for the full year 2018 delivered FCF of $524 million.  Funds from operations ("FFO") increased 15% to $927 million compared to $804 million in 2017.  These metrics include the one-time payment $157 million in the first quarter for the early termination of the Sundance B and C PPAs.

Comparable EBITDA increased six per cent to $1,123 million year-over-year, primarily achieved by strong results in hydro which benefitted from higher market prices for ancillary services and the previously mentioned termination payment.  These increases were partially off-set by lower results from the U.S. Coal and Australian Gas segments.

"2018 saw strong financial, operational and safety results across TransAlta, thanks to the skill and tenacity of all our people." said Dawn Farrell, President and Chief Executive Officer. "2019 is an exciting year for us, as we focus on delivering strong financial results for shareholders.  Our strategy is simple.  We are going to convert coal to gas, realize the full value of our hydro assets, and grow TransAlta Renewables.  The execution steps to make this strategy a reality are well known, in place and tracking to our plan."

During 2018, we reduced our net debt by approximately $220 million to $3.1 billion. We continued to restructure our debt profile with the repayment of the US$500 million senior notes and the early redemption of our $400 million debenture due in 2019 with the proceeds from our off-coal bond offering of approximately $345 million.  As a result, we are ahead of plan in strengthening our balance sheet.

2019 Key Priorities

TransAlta is on-track to meet the financial targets defined in its outlook with a continued focus on strengthening the balance sheet, ensuring the value of the Alberta portfolio is realized, and making strategic investments in renewables.  At the same time, a key priority for the team is to move the Company closer to 100% clean power by 2025.

The Company intends to:

•	Be a leader in safety and environmental performance;
•	Compete in the future Alberta market by converting Alberta coal units to gas generation;
•	Evaluate strategic investments in renewable assets;
•	Realize the full value of its hydro assets;
•	Achieve financial and operational targets; and
•	Drive additional efficiencies throughout the organization.

Fourth Quarter Highlights

•	Exercised option to acquire a 50 per cent ownership in the Pioneer Pipeline connecting Tidewater Midstream and Infrastructure Ltd.'s Brazeau River complex to TransAlta's generating units at Sundance and Keephills.
•	207 MW Windrise Wind Project was selected by the Alberta Electric System Operator as one of the two successful projects in the Renewable Electricity Program.
•	Announced the appointment of Christophe Dehout to Chief Financial Officer. Mr. Dehout brings broad experience in power generation and extensive knowledge of capital markets, mergers and acquisitions, corporate finance and corporate transformations.
•	TransAlta Renewables announced that the 17.25 MW expansion of the Kent Hills Wind Facility was fully operational, bringing total installed capacity at the site to 167 MW.

Important Subsequent Events

•	On January 25, 2019, the Company announced the retirement decisions of Timothy Faithfull and Ambassador Gordon Giffin. Earlier in 2018, Mr. Faithfull had indicated to the Board his intention to retire from the Board of Directors immediately following TransAlta's 2019 Annual Shareholder Meeting and, also in 2018, Ambassador Gordon Giffin announced his intention to retire as director and Board Chair in 2020. The Board is undertaking a process to identify a new Chair through the course of 2019.

Fourth Quarter and Full Year Segmented Review Comparable EBITDA

(in CAD$ millions)	3 Months Ended		Year Ended
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Canadian Coal	56	66	400	324
U.S. Coal	(1)	21	62	89
Canadian Gas	73	62	259	263
Australian Gas	32	29	124	137
Wind and Solar	72	78	213	214
Hydro	17	14	109	75
Energy Marketing	12	25	43	45
Corporate	(28)	(20)	(87)	(85)
Total Comparable EBITDA	233	275	1,123	1,062

•	Canadian Coal: Comparable EBITDA for the year ended December 31, 2018 increased $76 million compared to 2017, as a result of the one-time receipt of $157 million for the termination of the Sundance B and C PPAs in the first quarter of 2018, partially offset by higher carbon compliance costs.
•	U.S. Coal: Comparable EBITDA decreased by $27 million compared to 2017 primarily due to unfavourable changes on unrealized mark-to-market positions.
•	Canadian Gas: Comparable EBITDA for 2017 included the one-time settlement for the Ontario Electricity Financial Corporation of $34 million related to the indexation dispute. Adjusting for this payment, Comparable EBITDA increased $30 million in 2018 compared to 2017, due to higher realized margins and cost reduction initiatives.
•	Australian Gas: Comparable EBITDA for the year decreased by $13 million compared to 2017 mainly due to the sale of the Solomon Power Station.
•	Wind and Solar: Comparable EBITDA for 2018 was flat against 2017, as higher merchant prices in Alberta and insurance proceeds from a tower fire at the Wyoming Wind Farm were offset by the unfavourable impact of the non-cash mark-to-market losses relating to the fair value of the Big Level PPA.
•	Hydro: Comparable EBITDA for 2018 increased $34 million, or 45%, compared to 2017. Alberta Hydro benefited from a strong price environment and increased ancillary services revenue.
•	Energy Marketing: Year-over-year Comparable EBITDA was flat.
•	Corporate: Corporate overhead costs of $87 million were consistent with 2017 as benefits were realized from cost-efficiency initiatives which were offset by one-time transition costs.

Consolidated Financial Highlights

Net loss attributable to common shareholders in 2018 was $248 million ($0.86 net loss per share) compared to net loss of $190 million ($0.66 net earnings per share) in 2017, an increased net loss of more than $58 million. Earnings in 2018 were negatively impacted by higher mine depreciation and carbon compliance costs included in fuel and purchased power, higher impairments, lower finance lease income related to the sale of the Solomon facility, and higher preferred share dividends due to the timing of declarations, partially off-set by the one-time receipt of $157 million for the termination of the Sundance B and C PPAs, and lower income tax expense.

Total sustaining capital expenditures of $168 million were $67 million lower compared to 2017 primarily due to lower planned major maintenance in coal segments. Total capital expenditures of $189 million, which includes productivity capital expenditures, were $70 million lower than 2017 and in-line with our guidance for the year.

Fourth Quarter and Year Ended 2018 Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		Year Ended
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Adjusted availability (%)(2,3)	91.5%	88.4%	91.3%	86.8%
Production (GWh) (3)	8,276	10,374	28,409	36,900
Revenue	622	638	2,249	2,307
Comparable EBITDA (1)	233	275	1,123	1,062
Net Earnings (loss) attributable to common shareholders	(122)	(145)	(248)	(190)
FFO (1)	217	219	927	804
Cash Flow from Operating Activities	132	81	820	626
FCF (1)	98	101	524	328

Net Earnings (loss) per common share	$(0.43)	$(0.50)	$(0.86)	$(0.66)
FFO per share (1)	$0.76	$0.76	$3.23	$2.79
FCF per share (1)	$0.34	$0.35	$1.83	$1.14
Dividends declared per common share	$0.08	$0.04	$0.20	$0.12

TransAlta is in the process of filing its Annual Information Form, Audited Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available today on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com.

TransAlta will also be filing its Form 40-F with the U.S. Securities and Exchange Commission. The form will be available through their website at www.sec.gov. Paper copies of all documents are available to shareholders free of charge upon request.

Conference call

TransAlta will hold an extended conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, February 27, 2019, to discuss our fourth quarter and full year 2018 results.  The call will begin with a short address by Dawn Farrell, President and CEO, Brett Gellner, Chief Strategy and Investment Officer, and Christophe Dehout, Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.  Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Sally Taylor" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-888-231-8191
Outside of Canada & USA call: 1-647-427-74502

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/powering-investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 5009309 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes

(1)	These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Comparable Funds from Operations and Comparable Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the Company's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2)	Availability and production include all generating assets (generation operations and finance leases that we operate).
(3)	Adjusted for economic dispatching at U.S. Coal.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward looking statements, including statements regarding the business and anticipated financial performance of the Company that are based on the Company's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains forward looking statements including, without limitation, statements pertaining to TransAlta's business and anticipated future financial performance; progress on strengthening our balance sheet and meeting our financial targets defined in our outlook; our expected strategies and opportunities, including our strategy to be 100% clean power by 2025; key priorities in 2019 and ability to execute on such priorities, including maintaining ourselves as a leader in safety and environmental performance, extending the value creation of our coal plants by positioning coal-to-gas conversions to compete in the future Alberta market, evaluating strategic investments in renewable assets, continuing to realize the full value of our hydro assets, achieving financial and operational targets, and driving additional efficiencies throughout the organization.  These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including, but not limited to, the current political and regulatory environment, the price of power in Alberta and the condition of the finnaical markets. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; negative impact to our credit ratings; legislative or regulatory developments and their impacts, including as it pertains to the capacity market being developed in Alberta; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where TransAlta operates; disputes or claims involving TransAlta or TransAlta Renewables, including those pertaining to South Hedland and Solomon Power Stations; and other risks and uncertainties discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2018. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The financial outlook that is contained in this news release was approved on February 27, 2019 and is being provided for the purpose of giving the reader information about management's current expectations and plans. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2019/27/c0813.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:08e 27-FEB-19